Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman, Sachs & Co.

200 West Street

New York, New York 10282-2198

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

April 29, 2013

Re:	ING U.S., Inc.

Registration Statement on Form S-1

Registration File No. 333-184847

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we have distributed approximately 4,850 copies of the Preliminary Prospectus issued April 16, 2013 through the date hereof to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of ING U.S., Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 Eastern Standard Time on May 1, 2013, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN, SACHS & CO.
CITIGROUP GLOBAL MARKETS INC.

Acting severally on behalf of themselves
and the several Underwriters

Morgan Stanley & Co. LLC

By:	/s/ Katerina Pergola
Name:	Katerina Pergola
Title:	Vice President

Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
Name:	Kristen Grippi
Title:	Managing Director

Citigroup Global Markets Inc.

By:	/s/ Kris Salinger
Name:	Kris Salinger
Title:	Vice President, ECM

[Signature Page to Underwriters’ Acceleration Letter]